VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

June 29, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Bridgehampton Value Strategies Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 22, 2012, regarding Post-Effective Amendment No. 245 to the Registrant’s Form N-1A registration statement with respect to the Bridgehampton Value Strategies Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 262 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

SUMMARY PROSPECTUS

Investment Objective

1.  The investment objective states that the Fund seeks to generate “equity-like returns.”  Please clarify what “equity like returns” means, given that the Fund’s index is an equity markets index.  In the alternative, the Fund may revise the investment objective to strike this language.

Response:  The Fund has revised its investment objective to strike the term “equity-like returns.”  The revised investment objective states that the Fund “seeks higher returns and lower volatility than the S&P 500 Index over a three to five year time horizon.”

Fee and Expense Table

2.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in the footnote to the fee and expense table.

Response:  The Fund has included a copy of the fee waiver agreement with its investment adviser, Bridgehampton Capital Management LLC (the “Adviser”), as an exhibit to the Amendment.

3.  Please confirm that dividends or interest paid on any short positions that the Fund may hold are included in the “other expenses” line of the fee and expense table.

Response:  The Fund confirms that dividends or interest paid on any short positions that it may hold will be included in the “other expenses” line of the fee and expense table.  Because the Fund will be newly registered, it has included an estimate of those expenses in the line item.

Principal Investment Strategies

4.  Please disclose any quality or rating requirements that would apply to any investments by the Fund in fixed income securities.

Response:  The Fund will not apply any quality or rating requirements in connection with any investment of its assets in fixed income securities.

5.  The “Principal Risks of Investing” section of the prospectus includes risk factors entitled “Warrants Risk” and “Options Risk.”  However, warrants and options are not discussed in the “Principal Investment Strategies” section of the summary portion of the prospectus.  Please disclose that Fund may invest in warrants and options in the “Principal Investment Strategies” section of the summary portion of the prospectus.

Response:  The Fund has added the requested disclosure to the “Principal Investment Strategies” section of the summary portion of its prospectus.

6.  The “Principal Investment Strategies” section of the statutory prospectus includes disclosure regarding the use of leverage.  However, the use of leverage is not discussed in the “Principal Investment Strategies” section of the summary portion of the prospectus.  Please disclose that the Fund may use leverage in the “Principal Investment Strategies” section of the summary portion of the prospectus.

Response:  The Fund notes that the “Principal Investment Strategies” section of the summary portion of the prospectus contains the following disclosure regarding the use of leverage:

[T]he Fund may borrow funds or obtain other forms of leverage (e.g., by entering into short sales) in connection with implementing its investment strategies, subject to applicable regulatory limits and related SEC guidance on asset coverage for certain types of investments with embedded leverage.

The Fund believes this disclosure addresses the staff’s comment.

7.  Please remove the paragraph on temporary defensive investments from the summary portion of the Fund’s prospectus.

Response:  Upon further consideration of this comment in preparing the Amendment, the Fund has respectfully determined not to remove the paragraph on temporary defensive investments from the summary portion of its prospectus.  The Fund will use a separate summary prospectus to communicate with existing and prospective investors.  As a result, the Fund believes it will be important for those investors to understand – from reading that document – that the Fund may hold cash and other instruments it would not typically hold (or would hold to a lesser extent) in the ordinary course of pursuing its investment objective.  Moreover, the Fund believes that the single paragraph devoted to this subject, which appears at the end of the discussion of its strategy, will not obscure or impede an investor’s understanding of the principal investment strategies that the Fund will ordinarily pursue.

Principal Risks of Investing

8.  In the risk factor entitled “Below Investment Grade Risk,” please disclose that securities rated below investment grade (i.e., “junk bonds”) are speculative in nature.

Response:  The Fund has made the requested disclosure.  The Fund has also made a corresponding revision to the related risk factor set forth in its response to Item 9.

9.  In light of the disclosure in the “Principal Investment Strategies” section that the Fund may invest in equity securities issued by companies of any market capitalization, please add a risk factor on small capitalization companies.

Response:  The Fund has made the requested disclosure.

Please note that, where appropriate, the Fund has revised its responses to Item 9 to correspond with the revisions to its responses to Item 4 that are described above.

Performance

10.  Please confirm that the Adviser did not manage any registered investment companies with investment objectives and strategies substantially similar to those of the Fund.

Response:  The Fund has confirmed with the Adviser that the Adviser did not manage any registered investment companies with investment objectives and strategies substantially similar to those of the Fund.

11.  Please confirm that the Predecessor Account was not created for the purpose of establishing a performance record for the Fund.

Response:  The Fund has confirmed with the Adviser that the Predecessor Account was not created for the purpose of establishing a performance record for the Fund.

12.  Please disclose in the “Performance” section that the Adviser did not manage any other accounts with investment objectives and strategies substantially similar to those of the Fund.

Response:  The Fund has made the requested disclosure.

13.  Please disclose that the bar chart and average annual total returns table have been calculated net of all charges, expenses, and fees of the Predecessor Account.

Response:  Since the date of our previous discussions with the staff, the Adviser has determined that using the charges, expenses and fees of the Predecessor Account would result in a less favorable track record for the Fund than applying the Fund’s estimated charges, expenses and fees.  As a result, the Fund will apply the charges, expenses and fees of the Predecessor Account for the bar chart and average annual total returns table.  The Fund has added disclosure reflecting this point.

STATUTORY PROSPECTUS

More About the Fund’s Investment Objectives, Strategies and Risk - Principal Investment Strategies

14.  The “Principal Investment Strategies” section of the statutory prospectus makes reference to market neutral strategies while the investment objective of the Fund makes reference to equity-like returns.  Please confirm that these statements are not contradictory, as the staff believes “equity-like” would typically be understood to refer to a long-only strategy, while “market neutral” would typically be understood to refer to a hedged strategy.

Response:  The Fund believes that its decision to revise its investment objective to remove the term “equity-like returns” addresses this comment.

15.  Please explain what the term “Intra-Capital Structure Arbitrage” means.

Response:  As the “Principal Investment Strategies” section of the statutory prospectus indicates, “Intra-Capital Structure Arbitrage” involves trading securities of the same issuer outside the framework of convertible arbitrage.  The “Principal Investment Strategies” section also provides the following example of “Intra-Capital Structure Arbitrage”:

In such a trade, the Fund may, for example, purchase a fixed income security that the Advisor believes to be relatively under-priced and sell short a fixed income security that the Advisor believes to be relatively over-priced.

16.  In light of the disclosure in the “Principal Investment Strategies” section of the statutory prospectus that the Fund may invest in American Depositary Receipts, please provide additional disclosure regarding American Depositary Receipts.

Response:  The Fund has made the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

17.  Please confirm that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

Response:  The Fund confirms that its fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.  In other words, the Fund considers this policy to be co-extensive with Section 8(b)(1)(E) of the Investment Company Act.

Fund Expenses

18.  Please confirm the date through which the Fund’s expense reimbursement agreement will be effective.

Response:  The Fund confirms that the expense reimbursement agreement is effective until December 31, 2013.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua B. Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling, Esq.
Bingham McCutchen LLP